

March 31, 2021

Kathleen Oberg
Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD 20817

Re: Marriott International, Inc.
Form 10-K for the Year Ended December 31, 2020
Filed February 18, 2021
File No. 001-13881

Dear Ms. Oberg:

We have reviewed your March 25, 2021 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2021 letter.

Form 10-K for the Year Ended December 31, 2020

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 41

1. We note your response to our prior comment and are unable to agree that an amended filing is not necessary. Please amend your 2020 10-K to correct the error in your auditor's report.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction